[Letterhead]

April 26, 2011

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Anne	Nguyen Parker, Branch Chief

                     Andri Boerman, Staff Accountant

                     Donald Delaney, Staff Accountant

                     Caroline Kim, Staff Attorney

Re:	Cliffs Natural Resources Inc.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed February 17, 2011
File No. 001-08944

Ladies and Gentlemen:

Cliffs Natural Resources Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 12, 2011 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”).

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Annual Report on Form 10-K for Fiscal Year ended December 31, 2010

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 50

1.	You sometimes refer to two or more sources as components that contributed to a material change. For example, you attribute the increase in sales revenue for 2010 to higher sales volume and pricing from your North American and Asian Pacific operations on page 52. Please quantify the change in sales volume from your Asian Pacific operations. Ensure that you quantify the amount of the change that was contributed by each of these factors. See Section III.D. of SEC Release 33-6835.

Response:

The Company acknowledges Section III.D. of SEC Release 33-6835, which, in pertinent part, requires an analysis of changes in line items where material and where changes diverge from related line items of the financial statements and where quantification and identification of two or more factors is necessary in order to understand a material change. The Company supplementally advises the Staff that the extent to which price and sales volume from our North American and Asia Pacific operations impacted sales revenue for 2010 is presented in the tables on pages 60, 62 and 63, respectively, of the Form 10-K. The tables, as filed in the Form 10-K, are included below for the convenience of the Staff and are intended to quantify the extent to which the increase in 2010 revenue is attributable to price, sales volume and other factors related to our significant North American and Asia Pacific operations.

North American Iron Ore

	(In Millions)
				Change due to
	2010	2009		Rate	Volume	Idle cost/Production volume variance	Freight and reimbursements	Total change
Revenues from product sales and services	$2,921.4	$1,447.8		$549.0	$794.9	$—	$129.7	$1,473.6
Cost of goods sold and operating expense	(1,999.4)	(1,172.3)		(244.4)	(534.9)	81.9	(129.7)	(827.1)

Sales margin	$922.0	$275.5		$304.6	$260.0	$81.9	$—	$646.5

Sales tons	26.2	16.4
Production tons(1):
Total	32.0	19.6
Cliffs’ share of total	25.4	17.1	(2)

(1)	Long tons of pellets (2,240 pounds).
(2)	Includes 1.6 million tons allocated to Cliffs due to re-nominations by Cliffs’ partners at Tilden and Wabush.

In addition, the Company provides further information regarding the reasons that caused the changes in price and volume during the year. This information is disclosed in the paragraphs following the above-referenced table on pages 60 and 61 of the Form 10-K.

North American Coal

	(In Millions, except tonnage)
			Change due to
	2010 (1)	2009	Rate	Volume	CLCC acquisition	Idle cost/ Production volume variance	Freight and reimbursements	Total change
Revenues from product sales and services	$438.2	$207.2	$82.9	$31.7	$111.7	$—	$4.7	$231.0
Cost of goods sold and operating expenses	(466.8)	(279.1)	(57.1)	(36.2)	(98.3)	8.6	(4.7)	(187.7)

Sales margin	$(28.6)	$(71.9)	$25.8	$(4.5)	$13.4	$8.6	$—	$43.3

Sales tons (in thousands)	3,284	1,874
Production tons
(in thousands) (2)	3,245	1,741

(1)	Results include CLCC since the July 30, 2010 acquisition date.
(2)	Tons are short tons (2,000 pounds).

In addition, the Company provides further information regarding the reasons that caused the changes in price and volume during the year. This information is disclosed in the paragraphs following the above-referenced table on page 62 of the Form 10-K.

Asia Pacific Iron Ore

	(In Millions)
			Change due to
	2010	2009	Rate	Volume	Exchange Rate	Total change
Revenues from product sales and services	$1,123.9	$542.1	$517.7	$72.3	$(8.2)	$581.8
Cost of goods sold and operating expenses	(557.7)	(454.9)	19.1	(40.6)	(81.3)	(102.8)

Sales margin	$566.2	$87.2	$536.8	$31.7	$(89.5)	$479.0

Sales metric tons	9.3	8.5
Production metric tons(1)	9.3	8.3

(1)	Metric tons (2,205 pounds). Cockatoo production reflects our 50 percent share.

In addition, the Company provides further information regarding the reasons that caused the changes in price and volume during the year. This information is disclosed in the paragraphs following the above-referenced table on page 63 of the Form 10-K.

The Company notes the Staff’s comment and will enhance its disclosures in future filings beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the “Form 10-Q”) by quantifying and identifying material changes in components that impact, among other things, price and sales volume for the Company’s North American and Asia Pacific operations.

Financial Statements, page 87

Note 13 - Income Taxes, page 152

2.	Please provide us with the underlying details of the legal entity restructuring you completed during 2010. In particular, please explain how such restructuring resulted in a $78.0 million decrease in your deferred tax liabilities, citing the specific authoritative guidance you relied upon in determining this accounting treatment.

Response:

The legal entity restructuring was completed to execute a tax planning strategy related to the Company’s equity method investment in Anglo Ferrous Amapa Mineracao Ltda. (“Amapa”), a Brazilian limited liability company. The tax strategy, unique to the tax laws in Brazil, resulted in a step-up to the Company’s Brazilian tax basis in its investment in Amapa, and required a restructuring that eliminated certain foreign legal entities within the Company’s ownership structure of its investment in Amapa.

In 2007, the Company made an initial investment of approximately $133 million to acquire a 30% ownership interest in Amapa. The structure of the acquisition resulted in a carryover of the prior owners’ tax basis, which was minimal. The much higher book basis over tax basis of the Company’s investment (the “Outside Basis Difference”) resulted in the Company recording and maintaining a deferred tax liability in accordance with the FASB’s Accounting Standards Codification (“ASC”) 740, Income Taxes, specifically ASC 740-30-25-5(b), because the basis difference represented a taxable temporary difference, to which none of the exceptions to recording deferred taxes applied. Furthermore, the resulting deferred tax liability on the Outside Basis Difference was accounted for in accordance with ASC 740-10-25-51 (pre-codification EITF 98-11) because the transaction represented the acquisition of an asset (i.e., an equity method investment) rather than a business combination. Under the guidance in ASC 740-10-25-51, the carrying value of the asset (i.e., equity method investment) was increased by approximately $67 million to reflect the deferred tax liability associated with the Outside Basis Difference.

The legal entity restructuring, which was completed in the fourth quarter of 2010, resulted in an income tax benefit of approximately $78 million due to the increase in the tax basis of the Company’s investment in the underlying assets of Amapa for Brazilian income tax purposes. As a result of this increase in tax basis, the Outside Basis Difference was adjusted and the existing deferred tax liability (adjusted for foreign currency impacts, etc.) was reduced accordingly. The offsetting tax benefit was recorded through the income tax provision in accordance with ASC 740 and ASC 323 Investments – Equity Method and Joint Ventures, since the tax consequence of the change to the Outside Basis Difference in this foreign equity investment was attributable to the Company (i.e., the investor) and not Amapa (i.e., the investee). The net result was a $78 million decrease in deferred tax liabilities and a corresponding tax benefit for the year ended December 31, 2010.

3.	We note your disclosure stating you have not provided any deferred income taxes on approximately $968.8 million of undistributed earnings of foreign subsidiaries, because you consider them to be indefinitely reinvested in foreign operations. With a view toward future disclosure, please describe the effect that permanently reinvesting foreign earnings outside of the United States will have on your overall liquidity position. In addition, provide a discussion of the potential impact of repatriating the undistributed earnings of your foreign subsidiaries. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Response:

The Company acknowledges the requirements of Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350 as they relate to the MD&A and, with a view toward future disclosure and to the extent applicable, would propose including disclosure substantially to the following effect in future filings, including and beginning with the March 31, 2011 Form 10-Q:

Our U.S. operations generate sufficient cash flows, and, consequently, we do not anticipate the need to repatriate earnings from our foreign operations. In addition, we have historically been able to raise additional capital through private financings and public debt and equity offerings, the bulk of which, to date, have been U.S.-based. Our U.S. cash and cash equivalents balance at March 31, 2011 was $1,706.7 million, or approximately 75% of our consolidated total cash and cash equivalents balance of $2,267.7 million. In addition, as of March 31, 2011 and December 31, 2010, we had available borrowing capacity of $532.9 million and $535.3 million, respectively, under our $600 million U.S.-based revolving credit facility. Although we have no intention to repatriate the approximately $968.8 million of undistributed earnings of our foreign subsidiaries as of December 31, 2010, if we were to repatriate these earnings, there would potentially be an adverse tax impact in connection with any such repatriation.

Controls and Procedures, page 165

Changes in Internal Control over Financial Reporting, page 166

4.	You state there had been no changes in your internal control over financial reporting during the year ended December 31,2010. In future filings, please indicate whether any change in internal control over financial reporting occurred during the last fiscal quarter. See Item 308(c) of Regulation S-K, for further guidance.

Response:

In future filings, we will address changes in our internal control over financial reporting that occurred during the last fiscal quarter as required by Item 308(c) of Regulation S-K.

Engineering Comments

Iron Ore Reserves page 37

5.	With a view towards future disclosure, please tell us why the decision was made to exclude anomolous 2008 Benchmark Pricing from the three-year average price used to determine your North American Iron Ore reserve estimates.

Response:

The following table presents historic annual benchmark pricing and resulting three-year trailing averages utilized by the Company for iron ore reserve estimation. The pricing represents a replacement value equal to the delivered price of iron ore to the Lower Great Lakes steel mills from international suppliers, decreased by average annual transportation costs to back the prices to FOB values of the Upper Great Lakes. The table below clearly demonstrates the unprecedented increase in pricing for 2008 – international iron ore benchmarks were settled in 2008 just prior to the global financial crisis and as a result those prices were quickly abandoned by many suppliers. When we were preparing to update iron ore reserve estimates in 2009 and 2010, we decided to take a conservative approach on pricing by excluding the anomalous 2008 price from the three-year trailing average calculation.

With a view toward future disclosure and to the extent applicable, the Company would propose including disclosure substantially to the following effect in future filings on the annual report on Form 10-K, to the extent applicable:

The decision was made to exclude anomalous 2008 Benchmark Pricing from the three-year trailing average price used in determining our U.S. based iron ore reserve estimates. The unique economic conditions experienced during 2008 did not accurately reflect normal pricing conditions and unduly skewed the three-year trailing average. Therefore, the three-year trailing average for the 2009 reserve analysis reflects 2005-2007 prices and the 2010 reserve analysis reflects 2006-2009 prices, excluding 2008.

    Table. Iron Ore Pricing Utilized for Cliffs Ore Reserve Estimation FOB Upper Great Lakes

	Annual Great Lakes Pellet Benchmark Price	three-year Trailing Average for Reserve Estimation Use in Year	three-year Trailing Average with 2008	three-year Trailing Average Excluding 2008
1991	$39.84
1992	37.46
1993	34.23
1994	34.15	1994	$37.18
1995	39.32	1995	35.28
1996	41.48	1996	35.90
1997	41.19	1997	38.32
1998	42.19	1998	40.66
1999	37.24	1999	41.62
2000	39.88	2000	40.21
2001	40.87	2001	39.77
2002	38.93	2002	39.33
2003	42.18	2003	39.89
2004	49.81	2004	40.66
2005	85.55	2005	43.64
2006	86.28	2006	59.18
2007	99.45	2007	73.88
2008	175.34	2008	90.42
2009	105.72	2009	120.36	$90.42
2010		2010	126.84	97.15

The Company notes that in responding to the Staff’s comments regarding the three-year trailing average utilized in the 2010 computation of the economic reserve estimate, an inadvertent error was noted as the commodity pricing disclosed was $96.49 instead of $97.15. The difference noted is not material and would not result in a different economic reserve estimate.

6.	Please forward to our engineer, as supplemental information and not as part of your filing, your updated reserve reports for your United Taconite and Wabush operations which establishes the legal, technical, and economic feasibility of the mineralization which you have designated as reserves, pursuant to paragraph (c) of Industry Guide 7 and Rule 12b-4 of Regulation 12B. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call, if he has technical questions about your reserves.

If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Response:

We are providing to your engineer our updated reserve reports for our United Taconite and Wabush operations under separate cover on a supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934. In accordance with Rule 12b-4, we have requested that such materials be returned promptly following completion of the Staff’s review.

Coal Reserves page 40

7.	We note the coal pricing utilized for your North American Coal reserve estimates and Asia Pacific Coal reserve estimates is $85 per ton and $71 per metric ton, respectively. In addition we note in the MD&A section of your filing you state in 2011 you anticipate a cost per ton for the year of approximately $105 to $110 for your North American Coal segment and you expect per ton costs to be $105 to $110 for your Sonoma Coal operation. Considering your anticipated costs and the pricing used to determine your reserves, please tell us how you have made the determination that you have an economic reserve as defined in Section (a) of Industry Guide 7.

Response:

The Company acknowledges the requirements and related definitions outlined in Section (a) of Industry Guide 7 and supplementally advises the Staff that the prime factors explaining the discrepancy noted in the Staff’s comment that provide the basis for our determination that our estimated coal reserves are economic are:

•	timing of prices utilized in the reserve estimates, and

•	the cost basis used in the 2011 forecasts.

North American Coal (“NAC”)

•

The $85 per ton coal pricing utilized in determining the economic coal reserve estimates for our NAC operations was determined in 2009 utilizing a three-year trailing average coal price for the years 2006-2008. Coal pricing has increased substantially since 2008 with the three-year trailing average weighted for our product mix for the years 2008-2010 now $102 per ton.

•

2008 actual cash operating costs at normalized operating rates were utilized in the 2009 engineering economic analysis for the Pinnacle Complex and Oak Grove and 2010 budgeted cash costs for Cliffs Logan County Coal to determine the coal reserve estimates. The 2011 cost forecast for NAC disclosed in the Form 10-K includes depreciation, depletion and amortization, whereas engineering economic analyses for reserve estimation utilizes cash operating costs. The 2011 cost forecast also incorporates one-time expenses and volume effects, not reflected in the engineering economic analysis as well.

•	Both at the time of the reserve determinations and presently, our NAC operations meet the economic requirements for reserve estimation as defined in Section (a) of Industry Guide 7.

Asia Pacific Coal-Sonoma Joint Venture (“Sonoma”)

•	The $71 per ton coal pricing cited in the Form 10-K for determining the economic coal reserve estimates for the Sonoma Joint Venture is derived from the 2007 definitive feasibility study that established Sonoma’s Life of Mine Plan. The 2007 Life of Mine plan remains the reserve estimation for the operation as no new geologic resource model has been generated. Only mine depletion and minor changes to accommodate reconciliation of actual mined coal to products shipped have been made to the Sonoma coal reserve estimate. Coal pricing has increased substantially since 2007, with the three-year trailing average weighted for Sonoma’s product mix for the years 2008-2010 now $121 per ton.

•

The 2011 cost forecast for the Sonoma Joint Venture disclosed in the Form 10-K includes depreciation, depletion and amortization whereas engineering economic analyses for reserve estimation utilize cash operating costs. The 2011 cost forecast also incorporates volume effects due to the extreme flooding experienced in the first quarter of 2011, not reflected in the engineering economic analysis as well.

•

Both at the time of the reserve determination and presently the Sonoma Joint Venture meets the economic requirements for reserve estimation as defined in Section (a) of Industry Guide 7. The Sonoma Joint Venture has been a profitable operation each year since becoming fully operational in the first half of 2008.

8.	In future filings please report your proven coal reserves and probable coal reserves.

Response:

In future filings on the annual report on Form 10-K, we will report our proven coal reserves and probable coal reserves separately.

*        *        *

Closing Comments

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-694-4822.

Sincerely,

/s/ Laurie Brlas
Laurie Brlas
Executive Vice President,
Chief Financial Officer